FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 10, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 10, 2003                                      By: VICTORIA LLEWELLYN
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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15 May 2003

GlaxoSmithKline PLC

                                GSK Share Re-Purchases

GlaxoSmithKline PLC announces that today, in accordance with the authority granted by shareholders at the Annual General meeting on 20 May 2002, it purchased for cancellation 1,100,000 of its Ordinary 25 pence shares at a price of 1302.5722 pence per share.

9 June 2003

GlaxoSmithKline PLC

                           GSK Share Re-Purchases

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 19th May 2003, it purchased for cancellation 1,100,000 of its Ordinary 25 pence shares on Monday 9th June 2003 at a price of 1249.692 pence per share.